Exhibit 99

Dakota Access, LLC

Consolidated Financial Statements

As of December 31, 2021 & 2020
And for the Three Years Ended December 31, 2021

Dakota Access, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Managers and Members
Dakota Access, LLC

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Dakota Access, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance of the Company and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2015.

Dallas, Texas
February 9, 2022

Dakota Access, LLC
Consolidated Balance Sheets December 31,
(Dollars in thousands)

	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$70,429	$35,251
Accounts receivable	76,272	48,333
Accounts receivable from affiliates	75,328	111,717
Materials and supplies	10,062	15,561
Affiliated interest receivable	6,114	2,038
Current affiliate note receivable	45,500	—
Other current assets	560	2,195
Total current assets	284,265	215,095

Property, plant and equipment	4,407,129	4,220,179
Accumulated depreciation	(496,806)	(382,437)
Property, plant and equipment, net	3,910,323	3,837,742

Other non-current assets	1,723	1,500
Affiliate note receivable	130,000	175,500

Total assets	$4,326,311	$4,229,837

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$2,763	$1,618
Accounts payable to affiliates	49,948	33,013
Accrued interest	25,752	25,752
Accrued and other current liabilities	66,281	63,220
Current portion of long-term debt	650,000	—
Total current liabilities	794,744	123,603

Long-term debt	1,838,251	2,484,324
Other non-current liabilities	68,255	19,466

Commitments and contingencies

Members' equity	1,625,061	1,602,444
Total liabilities and members' equity	$4,326,311	$4,229,837

The accompanying notes are an integral part of the consolidated financial statements.

Dakota Access, LLC
Consolidated Statements of Operations
For the Years Ended December 31,
(Dollars in thousands)

	2021	2020	2019
Revenues:
Third party revenues	$505,273	$440,341	$513,046
Affiliate revenues	418,749	410,457	495,498
Total revenues	924,022	850,798	1,008,544

Operating expenses:
Operation and maintenance expenses	82,704	76,690	76,036
General and administrative expenses	7,539	6,709	8,437
Depreciation expense	114,370	108,303	106,176
Total operating expenses	204,613	191,702	190,649

Operating income	719,409	659,096	817,895

Interest expense	(105,802)	(105,803)	(107,342)
Affiliate interest income	8,152	8,152	6,587
Other, net	238	1,639	(951)
Net income	$621,997	$563,084	$716,189

The accompanying notes are an integral part of the consolidated financial statements.

Dakota Access, LLC
Consolidated Statement of Members' Equity
For the Years Ended December 31, 2021, 2020 and 2019
(Dollars in thousands)

	Dakota Access Holdings LLC	Phillips 66 DAPL Holdings LLC	Total
Balance, December 31, 2018	$1,266,636	$422,212	$1,688,848
Net income	537,142	179,047	716,189
Contributions from members	45,741	15,247	60,988
Distributions to members	(615,486)	(205,162)	(820,648)
Balance, December 31, 2019	$1,234,033	$411,344	$1,645,377
Net income	422,313	140,771	563,084
Contributions from members	84,509	28,170	112,679
Distributions to members	(539,022)	(179,674)	(718,696)
Balance, December 31, 2020	$1,201,833	$400,611	$1,602,444
Net income	466,498	155,499	621,997
Contributions from members	127,484	42,494	169,978
Distributions to members	(577,019)	(192,339)	(769,358)
Balance, December 31, 2021	$1,218,796	$406,265	$1,625,061

The accompanying notes are an integral part of the consolidated financial statements.

Dakota Access, LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31,
(Dollars in thousands)

	2021	2020	2019
OPERATING ACTIVITIES:
Net income	$621,997	$563,084	$716,189
Reconciliation of net income to cash provided by operations:
Depreciation expense	114,370	108,303	106,176
Amortization in interest expense	3,927	3,928	3,970
Loss on debt refinancing	—	—	2,195
Changes in operating assets and liabilities:
Accounts receivable	(27,939)	(17,347)	18,737
Accounts receivable from affiliates	36,389	10,425	(67,985)
Affiliate interest receivable	(4,076)	—	(2,038)
Other current assets	7,134	320	1,245
Accounts payable and accrued liabilities	1,144	(392)	2,890
Accounts payable to affiliates	16,934	130	(10,319)
Accrued interest	—	—	13,021
Other non-current assets and liabilities, net	56,021	10,950	(4,144)
Net cash provided by operating activities	825,901	679,401	779,937

INVESTING ACTIVITIES:
Capital expenditures	(191,343)	(104,489)	(44,010)
Net cash used in investing activities	(191,343)	(104,489)	(44,010)

FINANCING ACTIVITIES:
Contributions from members	169,978	117,773	55,894
Distributions to members	(769,358)	(718,696)	(820,648)
Proceeds from long-term debt issuance	—	—	2,500,000
Debt issuance costs	—	(30)	(22,813)
Repayment of borrowings	—	—	(2,325,017)
Issuance of affiliate note receivable	—	—	(175,500)
Net cash used in financing activities	(599,380)	(600,953)	(788,084)

Increase (decrease) in cash and cash equivalents	35,178	(26,041)	(52,157)
Cash and cash equivalents, beginning of period	35,251	61,292	113,449
Cash and cash equivalents, end of period	$70,429	$35,251	$61,292

Supplemental cash flow information:
Accrued capital expenditures	$4,729	$25,762	$16,221
Cash paid for interest	$101,875	$101,875	$81,127
Accrued contribution	$—	$—	$5,094

The accompanying notes are an integral part of the consolidated financial statements.

Dakota Access, LLC
Notes to Consolidated Financial Statements

1.Business and Organization:

Business

The consolidated financial statements presented herein reflect the results of Dakota Access, LLC, a Delaware limited liability company, and its wholly-owned subsidiaries, Dakota Access Truck Terminals, LLC, a Delaware limited liability company, and Midwest Connector Capital Company LLC ("MCCC"), a Delaware limited liability company (collectively, the "Company"). The Company is owned 75% by Dakota Access Holdings LLC (“Holdings”) and 25% by Phillips 66 DAPL Holdings LLC, a subsidiary of Phillips 66 Partners LP (“P66”). Holdings is wholly owned by Bakken Pipeline Investments LLC, which is owned 51% by Bakken Holdings Company LLC ("Bakken Holdings"), a subsidiary of Energy Transfer, L.P. ("ET"), and 49% by MarEn Bakken Company LLC ("MarEn"), an entity jointly owned by MPLX LP and Enbridge Energy Partners, L.P.

The Company owns and operates the Dakota Access Pipeline (“DAPL”), a 1,172-mile crude oil pipeline, which began commercial operations in June 2017.

The Company, together with Energy Transfer Crude Oil Company, LLC ("ETCOP"), comprise the Bakken Pipeline project. DAPL provides for the delivery of crude oil from the Bakken/Three Forks production area in North Dakota to market centers in the Midwest and access to ETCOP. DAPL enables shippers to access Midwestern refineries and the Gulf Coast market through an interconnection in Patoka, Illinois with ETCOP.

Organization

The Company is operated under the terms of its limited liability company agreement. Under the terms of this agreement, the Company is managed by a board consisting of one board member appointed by each of Holdings and P66.

2.Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of all controlled subsidiaries after the elimination of all intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include investments with original maturities of three months or less. As of December 31, 2021 and 2020, the Company held cash in amounts greater than federally insured limits.

Property, Plant and Equipment

Property, plant and equipment are carried at cost or at the fair value of the assets as of the acquisition date. The Company capitalizes all costs related to the construction of assets, including interest. Depreciation for financial reporting purposes is computed by the straight-line method over the estimated useful asset lives.

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the asset. No impairment was recorded for the years ended December 31, 2021, 2020 or 2019.

Asset Retirement Obligation

The Company follows guidance on asset retirement and environmental obligations, which requires the fair value of a liability related to the retirement of long-lived assets to be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Where there is an obligation to perform an asset retirement activity, even with the existence of uncertainties about timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.

The Company's operating assets primarily consist of recently constructed pipeline assets. Management is unable to predict when, or if, the Company's pipelines and related facilities will become obsolete and require decommissioning. Accordingly, the Company recorded no liability or corresponding asset in conjunction with the guidance, as amounts and future dates of when such costs might be incurred are indeterminable.

Accounts Receivable

The Company establishes an allowance for credit losses on trade receivables based on the expected ultimate recovery of these receivables and considers many factors including historical customer collection experience, general and specific economic trends, and known specific issues related to individual customers, sectors, and transactions that might impact collectibility. Changes in the allowance are recorded as a component of operating expenses; reductions in the allowance are recorded when receivables are subsequently collected or written-off. Past due receivable balances are written-off when the Company's efforts have been unsuccessful in collecting the amount due. The Company's allowance for credit losses was not material as of December 31, 2021 or 2020.

Accounts Receivable from Affiliates

Receivables from affiliates consist of amounts due from Phillips 66, MPLX LP, and subsidiaries of Energy Transfer as discussed in Note 5.

Income Tax

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the financial statements of the Company and the tax effects of the Company’s activities generally accrue to the members.

Accrued and Other Current Liabilities

Accrued and other current liabilities consist primarily of accrued capital expenditures and accrued property tax as of December 31, 2021 and 2020.

3.Revenue:

Contract Balances with Customers

The Company satisfies its obligations by transferring goods or services in exchange for consideration from customers. The timing of performance may differ from the timing that the associated consideration is paid to or received from the customer, thus resulting in the recognition of a contract asset or a contract liability.

The Company recognizes a contract asset when making upfront consideration payments to certain customers or when providing services to customers prior to the time at which the Company is contractually allowed to bill for such services. As of December 31, 2021 and 2020, no contract assets have been recognized.

The Company recognizes a contract liability if the customer's payment of consideration precedes the Company's fulfillment of the performance obligations. Certain contracts contain provisions requiring customers to pay a fixed fee for a right to use the Company's assets, but allows customers to apply such fees against services to be provided at a future point in time. These amounts are reflected as deferred revenue until the customer applies the deficiency fees to services provided or becomes unable to use the fees as payment for future services due to expiration of the contractual period the fees can be applied or physical inability of the customer to utilize the fees due to capacity constraints. Contract liabilities are reflected in accrued and other current liabilities and other non-current liabilities on the consolidated balance sheets.

The following table summarizes the activity of the Company's contract liabilities (in thousands):
Contract Liabilities
Balance, December 31, 2019	$ 2,868
Additions	38,161
Revenue recognized	(21,378)
Balance, December 31, 2020	19,651
Additions	79,419
Revenue recognized	(24,819)
Balance, December 31, 2021	$ 74,251

Performance Obligations

At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, the Company considers all the goods or services promised in the contract, whether explicitly stated or implied based on customary business practices. For a contract that has more than one performance obligation, the Company allocates the total contract consideration it expects to be entitled to, to each distinct performance obligation based on a standalone-selling price basis. Revenue is recognized when (or as) the performance obligations are satisfied, that is, when the customer obtains control of the good or service. Certain of the Company's contracts contain variable components, which, when combined with the fixed component are considered a single performance obligation. For these types of contracts, only the fixed component of the contracts are included in the table below.

As of December 31, 2021, the aggregate amount of transaction price allocated to unsatisfied (or partially satisfied) performance obligations is $6.4 billion, and the Company expects to recognize this amount as revenue within the time bands illustrated below:

	Years Ending December 31,
	2022	2023	2024	Thereafter	Total

	(Dollars in thousands)
Revenue expected to be recognized on contracts with customers existing as of December 31, 2021	$1,128,449	$1,205,564	$1,034,423	$2,985,507	$6,353,943

Practical Expedients Utilized by the Company

The Company elected the following practical expedients in accordance with GAAP:

Right to invoice - The Company elected to utilize an output method to recognize revenue that is based on the amount to which the Company has a right to invoice a customer for services performed to date, if that amount corresponds directly with the value provided to the customer for the related performance or its obligation completed to date. As such, the Company recognized revenue in the amount to which it had the right to invoice customers.

Significant financing component - The Company elected not to adjust the promised amount of consideration for the effects of significant financing component if the Company expects, at contract inception, that the period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Unearned variable consideration - The Company elected to only disclose the unearned fixed consideration associated with unsatisfied performance obligations related to its various customer contracts which contain both fixed and variable components.

4.Property, Plant and Equipment:

Property, plant and equipment and estimated useful lives consist of the following:

	December 31,
	2021	2020

	(Dollars in thousands)
Land	$34,979	$34,789
Buildings (33 years)	108,229	105,413
Pipelines and equipment (31 to 38 years)	3,624,691	3,491,658
Right of way (40 years)	439,756	451,943
Other (5 to 25 years)	109,081	115,158
Construction work in progress	90,393	21,219
Property, plant and equipment	$4,407,129	$4,220,179

5.Related Party Transactions:

Energy Transfer is the operator of the Company; therefore, the employees of Energy Transfer perform services to support its operations. The Company reimburses Energy Transfer for all costs related to these employees. Energy Transfer has an agreement to provide the Company with various general and administrative services. For the years ended December 31, 2021, 2020 and 2019, $5.5 million, $4.9 million and $4.9 million, respectively, of expense related to these services has been recorded in operating and general and administrative expenses.

Energy Transfer is also the construction manager for DAPL and receives a fee for construction services. For the year ended December 31, 2021, 2020 and 2019, the Company recorded $5.0 million, $2.5 million, and $1.2 million, respectively in construction management fees, all of which have been capitalized as costs of construction.

The Company has also entered into commercial transactions with affiliated entities, recording revenues from affiliates of $418.7 million, $410.5 million and $495.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.

The Company had accounts receivable from and payable to affiliates of $75.3 million and $50 million, respectively, as of December 31, 2021 and $111.7 million and $33 million, respectively, as of December 31, 2020, primarily related to affiliate margin activity.

In connection with the Senior Notes issuance discussed below, the Company entered into an affiliate note agreement with ETCOP equal to approximately 7% of the aggregate amount of principal of the Senior Notes. The affiliate note contains the same payment terms, maturities and conditions as the series of Senior Notes discussed below to which it corresponds. The affiliate interest is payable semi-annually on April 1 and October 1. The Company had an outstanding balance on the affiliate note receivable of $175.5 million as of December 31, 2021 and recorded affiliate interest income of $8.2 million, $8.2 million and $6.6 million, respectively, for the years ended December 31, 2021, 2020 and 2019.

6.Long-Term Debt:

In March 2019, MCCC issued the following senior notes (together, the "Senior Notes"):

•$650 million aggregate principal amount of 3.625% senior notes due 2022;
•$1.00 billion aggregate principal amount of 3.90% senior notes due 2024; and
•$850 million aggregate principal amount of 4.625% senior notes due 2029.

The $2.48 billion in net proceeds from the offering were used to repay in full all amounts outstanding on the previous $2.5 billion credit facility, and the facility was terminated.

As of December 31, 2021, the Company had $2.50 billion aggregate principal amount of Senior Notes outstanding. The Company's carrying balance as of December 31, 2021 is net of $11.7 million of unamortized discounts and debt issuance costs.

For the years ended December 31, 2021 and 2020, the Company amortized $3.9 million, respectively, in discounts and debt issuance costs, which was recognized as interest expense, and incurred $101.9 million, respectively, of interest expense related to the Senior Notes.

For the year ended December 31, 2019, the Company amortized $731.7 thousand in debt fees, which was recognized as interest expense, and incurred $21 million of interest expense on the credit facility.

The Senior Notes are fully and unconditionally guaranteed by the Company and ETCOP. The indentures governing the Senior Notes contain covenants that, among other things, limit the Company's and MCCC's ability to incur debt, create liens, engage in sale-leaseback transactions or consolidate, merge, or transfer all or substantially all of its assets.

The Company intends to satisfy the maturity of the $650 million Senior Notes due 2022 through member contributions.

Based on the estimated borrowing rates currently available to the Company and its subsidiaries for loans with similar terms and average maturities, the aggregate fair value and carrying amount of the Company's consolidated debt obligations as of December 31, 2021 was $2.6 billion and $2.5 billion, respectively.

The following table reflects future maturities of long-term debt for each of the next five years and thereafter (in thousands). These amounts exclude $11.7 million in unamortized deferred financing fees and discounts:

2022	$650,000
2023	—
2024	1,000,000
2025	—
2026	—
Thereafter	850,000
$2,500,000

7.Commitments and Contingencies:

The Company may be subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to any such actions will not materially affect the Company's financial position or results of operations.

Legal actions against the Company's pipeline project

On July 27, 2016, the Standing Rock Sioux Tribe (“SRST”) filed a lawsuit in the United States District Court for the District of Columbia (“District Court”) challenging permits issued by the United States Army Corps of Engineers (“USACE”) that allowed the Company to cross the Missouri River at Lake Oahe in North Dakota. The case was subsequently amended to challenge an easement issued by the USACE that allowed the pipeline to cross land owned by the USACE adjacent to the Missouri River. The Company and the Cheyenne River Sioux Tribe (“CRST”) intervened.

Separate lawsuits filed by the Oglala Sioux Tribe (“OST”) and the Yankton Sioux Tribe (“YST”) were consolidated with this action and several individual tribal members intervened (collectively, with SRST and CRST, the “Tribes”). On March 25, 2020, the District Court remanded the case back to the USACE for preparation of an Environment Impact Statement (“EIS”). On July 6, 2020, the District Court vacated the easement and ordered the Company to be shut down and emptied of oil by August 5, 2020. The Company and the USACE appealed to the United States Court of Appeals for the District of Columbia (“Court of Appeals”) which granted an administrative stay of the District Court’s July 6 order and ordered further briefing on whether to fully stay the July 6 order. On August 5, 2020, the Court of Appeals 1) granted a stay of the portion of the District Court order that required the Company to shut the pipeline down and empty it of oil, 2) denied a motion to stay the March 25 order pending a decision on the merits by the Court of Appeals as to whether the USACE would be required to prepare an EIS, and 3) denied a motion to stay the District Court’s order to vacate the easement during this appeal process. The August 5 order also states that the Court of Appeals expected the USACE to clarify its position with respect to whether USACE intended to allow the continued operation of the pipeline notwithstanding the vacatur of the easement and that the District Court may consider additional relief, if necessary.

On August 10, 2020, the District Court ordered the USACE to submit a status report by August 31, 2020, clarifying its position with regard to its decision-making process with respect to the continued operation of the pipeline. On August 31, 2020, the USACE submitted a status report that indicated that it considered the presence of the pipeline at the Lake Oahe crossing without an easement to constitute an encroachment on federal land, and that it was still considering whether to exercise its enforcement discretion regarding this encroachment. The Tribes subsequently filed a motion seeking an injunction to stop the operation of the pipeline and both USACE and the Company filed briefs in opposition of the motion for injunction. The motion for injunction was fully briefed as of January 8, 2021.

On January 26, 2021, the Court of Appeals affirmed the District Court’s March 25, 2020 order requiring an EIS and its July 6, 2020 order vacating the easement. In this same January 26 order, the Court of Appeals also overturned the District Court’s July 6, 2020 order that the pipeline shut down and be emptied of oil. The Company filed for rehearing en banc on April 12, 2021, which the Court of Appeals denied. On September 20, 2021, The Company filed a petition with the U.S. Supreme Court to hear the case. Oppositions were filed by the Solicitor General (December 17, 2021) and the Tribes (December 16, 2021). The Company filed their reply on January 4, 2022.

The District Court scheduled a status conference for February 10, 2021 to discuss the effects of the Court of Appeals’ January 26, 2021 order on the pending motion for injunctive relief, as well as USACE’s expectations as to how it will proceed regarding its enforcement discretion regarding the easement. On May 3, 2021, USACE advised the District Court that it had not changed its position with respect to its opposition to the Tribes’ motion for injunction. The USACE also advised the District Court that it expected that the EIS will be completed by March 2022. On May 21, 2021 the District Court denied the Plaintiffs’ request for an injunction.

On June 22, 2021, the District Court terminated the consolidated lawsuits and dismissed all remaining outstanding counts without prejudice.

The pipeline continues to operate pending completion of the EIS. The USACE now estimates that the EIS will be complete by the end of 2022. The Company cannot determine when or how future lawsuits will be resolved or the impact they may have on the Company's pipelines; however, the Company expects after the law and complete record are fully considered, any such proceeding will be resolved in a manner that will allow the pipeline to continue to operate.

Risks and Uncertainties

The impact of weather, public health crises such as pandemics (including COVID-19), and other events of nature on the supply and demand of oil could impact future oil prices and could impact the future financial results of the Company. Specifically, the global spread of COVID-19 and related pandemic has created significant volatility, uncertainty and economic disruption in 2021 and 2020 and its future impacts cannot be predicted.

8.Subsequent Events:

Management has evaluated subsequent events that occurred through February 9, 2022, the date the financial statements were available to be issued. Any material subsequent events that occurred through this date have been properly recognized or disclosed in the financial statements.